Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 22 3038 6286
Fax: +91 22 3037 6622
www.reliancecommunications.co.in

Exemption File No. 82 – 35005

19th October, 2007

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek,

We refer to your letter granting exemption under Rule 12g3-2 (b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters as per requirements of the Listing Agreement to the Stock Exchanges in India.

(1) Letter dated 18th October, 2007 intimating Stock Exchanges about allotment of Equity Shares on conversion of FCCB, and

(2) Letter dated 19th October, 2007 intimating receipt of requisite approvals from Department of Telecommunications to offer GSM services on a nation wide basis.

Copies of the above letters are enclosed herewith for your information and record.

Kindly take the same on your record.

Thanking You.

Your Faithfully
For Reliance Communications Limited

Hasit Shukla
Company Secretary

Encl: As Above

dlw 10/23

RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 22 3038 6286
Fax: +91 22 3037 6622
www.reliancecommunications.co.in

Exemption File No. 82-35005

October 18, 2007

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCOM

Dear Sir,

Sub: **Allotment of Equity Shares on conversion of FCCBs**

Ref. :- (1) BSE letter Ref. No. DCS/SJK/RCG/AD/2006/532712 dated May 2, 2006, in principle approval under Clause 24(a) of the Listing Agreement for the proposed FCCB issue of the Company

(2) NSE letter Ref. No. NSE/LIST/21843 – M dated May 3, 2006, in principal approval under Clause 24(a)

The Board of Directors of the Company has, pursuant to requests received from the holders of Zero Coupon Foreign Currency Convertible Bonds (FCCBs) of US$ 1,000 each, allotted on 18th October, 2007, 6,39,100 equity shares of Rs. 5 each at a predetermined premium of Rs. 475.68 per equity share.

The allotted equity shares as aforesaid shall rank pari passu in all respect with the existing equity shares of the Company and shall be entitled for full dividend, if declared for the financial year 2007-08.

Consequent upon the said allotment, the paid-up capital of the Company stands increased to 204,52,54,090 fully paid-up equity shares of Rs 5 each.

Kindly inform your members accordingly.

Thanking you.

Yours faithfully,
For Reliance Communications Limited

Hasit Shukla
Company Secretary

Copy to :- National Securities Depository Limited
Central Depository Services (India) Limited

Reliance Communications
Anil Dhirubhai Ambani Group

Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 22 3038 6286
Fax: +91 22 3037 6622
www.reliancecommunications.co.in

Exemption File No. 82-35005

October 19, 2007

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCOM

Dear Sir,

Reliance Communications Limited has received requisite approvals from the Department of Telecommunications to offer GSM services on a nation wide basis under its existing Unified Access Service Licenses.

Kindly inform your members accordingly.

Thanking you.

Yours faithfully,
For Reliance Communications Limited

Hasit Shukla
Company Secretary

END